File No. 70-9519

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                     --------------------------------------

                                 AMENDMENT NO. 7
                                       TO
                                    FORM U-1
                             APPLICATION-DECLARATION
                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ----------------------------------------------------

The National Grid Group plc        New England Electric System
National Grid (US) Holdings        New England Power Company
       Limited                     Massachusetts Electric Company
National Grid (US)                 The Narragansett Electric Company
       Investments                 Granite State Electric Company
Kirby Corner Road                  Nantucket Electric Company
Coventry CV48JY                    New England Electric Transmission Corporation
United Kingdom                     New England Hydro-Transmission Corporation
                                   New England Hydro-Transmission Electric
National Grid (Ireland) 1                 Company, Inc.
       Limited                     Vermont Yankee Nuclear Power Corporation
National Grid (Ireland) 2          New England Hydro Finance Company, Inc.
       Limited                     NEES Global, Inc.
8-10 rue Mathias Hardt             NEES Energy, Inc.
BP39, L2010                        AllEnergy Marketing Company, L.L.C.
Luxembourg                         Granite State Energy, Inc.
                                   New England Power Service
National Grid General                     Company, Inc.
       Partnership                 NEES Communication, Inc.
NGG Holdings, Inc.                 Texas Liquids, L.L.C.
10th Floor                         Texas-Ohio Gas, Inc.
Oliver Building                    Metro West Realty L.L.C.
2 Oliver Street                    25 Research Drive
Boston, MA 02109                   Westborough, Massachusetts 01582



                   (Name of company filing this statement and
                     address of principal executive offices)
                 ----------------------------------------------

   The National Grid Group plc                 New England Electric System

                     (Name of top registered holding company
                     parent of each applicant or declarant)
                   ------------------------------------------



Jonathan M. G. Carlton                  Douglas W. Hawes
The National Grid Group plc             Joanne C. Rutkowski
National Grid House                     Sheri E. Bloomberg
Kirby Corner Road                       Markian M.W. Melnyk
Coventry CV4 8JY                        LeBoeuf, Lamb, Greene & MacRae, L.L.P.
United Kingdom                          125 West 55th Street
Telephone: 011-44-1203-537-777          New York, NY  10019
Facsimile: 011-44-1203-423-678          Telephone: 212-424-8000
                                        Facsimile: 212-424-8500
NGG Holdings, Inc.
10th Floor
Oliver Building
2 Oliver Street
Boston, MA  02109
Telephone:  617-946-2104
Facsimile:  617-946-2111

Michael E. Jesanis                      Clifford M. Naeve
Kirk L. Ramsauer                        Judith A. Center
New England Electric System             Skadden, Arps, Slate, Meagher
25 Research Drive                         & Flom L.L.P.
Westborough, Massachusetts 01582        1440 New York Avenue, N.W.
                                        Washington, D.C.  20005


                      ------------------------------------
                   (Names and addresses of agents for service)

                                  Defined Terms

          1.   Applicants  means the Intermediate  Companies,  National Grid and
               NEES.

          2. Intermediate Companies means National Grid (US) Holdings Limited, National Grid (US) Investments, National Grid (Ireland) 1 Limited, National Grid (Ireland) 2 Limited and National Grid General Partnership.

          3. NEES -- Immediately after the proposed Merger, pursuant to an amendment to NEES' Agreement and Declaration of Trust, NEES will have been merged with NGG Holdings, LLC, with NEES as the surviving entity and then merged again into another LLC (which survives) which in turn will merge into NGG Holdings, Inc. with NGG Holdings, Inc. as the surviving entity. The term "NEES" refers to both NEES and NGG Holdings, Inc. as the surviving entity.

          4.   National Grid means The National Grid Group plc.

          5. National Grid System means National Grid and its subsidiary companies.

          6.   NEES Group means NEES and the NEES Subsidiary Companies.

          7.   NEES Subsidiary Companies means the subsidiary companies of NEES.

          8.   U.S.  Subsidiary   Companies  means  NEES,  the  NEES  Subsidiary
               Companies and the Intermediate Companies.

          9. U.S. Utility Subsidiaries means New England Power Company, Massachusetts Electric Company, The Narragansett Electric
               Company, Granite State Electric Company, Nantucket Electric Company, New England Electric Transmission Corporation, New England Hydro- Transmission Corporation, New England Hydro-Transmission Electric Company, Inc. and Vermont Yankee Nuclear Power Corporation.

                                TABLE OF CONTENTS

ITEM 1. DESCRIPTION OF THE PROPOSED TRANSACTION

        A. Introduction and General Request

        B. Description of Existing NEES Financing Arrangements

        C. Overview of Proposed Financings

        D. Specifics of Proposed Financing Arrangements

           1. National Grid External Financing
              (a) Ordinary Shares
              (b) Preferred Stock
              (c) Debt
              (d) Interest Rate and Currency Risk Management Devices

           2. U.S. Subsidiary Company Financings
              (a) Money Pool
              (b) Guarantees
              (c) Payment of Dividends Out of Capital or Unearned Surplus
              (d) Approval of New Tax Allocation Agreement

           3. Changes in Capital Stock of Subsidiaries

           4. Financing Entities

           5. EWG/FUCO-related Financings

        E. Filing of Certificates of Notification

ITEM 2.    FEES, COMMISSIONS AND EXPENSES

ITEM 3.    APPLICABLE STATUTORY PROVISIONS

ITEM 4.    REGULATORY APPROVALS

ITEM 5.    PROCEDURE

ITEM 6.    EXHIBITS AND FINANCIAL STATEMENTS

ITEM 7.    STATEMENT AS TO ENVIRONMENTAL EFFECTS

     This Pre-effective Amendment No. 7 replaces and revises the Form U-1 Application/Declaration in this proceeding, originally filed with the Securities and Exchange Commission on June 11, 1999 in File No. 70-9519 in its entirety, with the exception that it does not replace exhibits previously filed:

ITEM 1. DESCRIPTION OF THE PROPOSED TRANSACTION

     A.   Introduction and General Request

     This Application-Declaration is submitted in connection with the proposed acquisition of the New England Electric System ("NEES") by National Grid. National Grid and NEES have previously filed an Application/Declaration on Form U-1 (File No. 70-9473) with the Securities and Exchange Commission (the "Commission") under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act" or "Act") (the "Merger U-1"), seeking approvals relating to the proposed acquisition by National Grid of all of the voting securities of NEES, and its consequent indirect acquisition of the voting securities of the NEES Subsidiary Companies, as well as for certain related transactions (the "Merger").1

     Upon consummation of the transactions described in the Merger U-1, National Grid and each of the Intermediate Companies will register as holding companies under Section 5 of the Act.2 NEES will continue to be regulated as a registered holding company, and its subsidiary companies will continue to be regulated as members of a registered holding company

--------
     1 On February 1, 1999, NEES announced that it had entered into an agreement to acquire all of the outstanding common stock of Eastern Utilities Associates ("EUA"), a holding company registered under the Act. The consummation of the merger between NEES and EUA is not conditional on, and is proceeding independently from, the closing of the Merger. It is contemplated that similar authority will be requested in connection with EUA and its subsidiary companies.

     2 The Intermediate Companies either have been or will be formed prior to the consummation of the Merger. They have been added to the instant application, and will be added to the application for the Merger, to enable the Commission to notice the Merger-related transactions. The Intermediate Companies will require the approval of their respective boards of directors to engage in the activities contemplated by this filing and the Merger U-1.

system.3 National Grid's other operations have been segregated under a newly-formed first-tier subsidiary company, National Grid Holdings Ltd.
("Holdings"), which will be a foreign utility company ("FUCO") within the meaning of Section 33 of the Act. The Applicants intend that the operations of Holdings and its subsidiary companies will largely be financed at the Holdings level to avoid the need for significant additional capital investments by, or credit support from, National Grid. The purpose of this separation is to create a financial firewall between the NEES Group, on the one hand, and National Grid's non-U.S. interests, on the other. Exhibit D-1 sets forth the corporate structure of National Grid System after the proposed Merger and Exhibit D-2 describes each company in the National Grid System.

     In the instant matter, the Applicants request that the Commission extend the existing financing authority of the NEES Group for a period of approximately three and one-half years from the date of consummation of the Merger through May 31, 2003 (the "Authorization Period"). In addition, the Applicants seek authority for the following transactions through the Authorization Period:

     (i) financings by National Grid, including but not limited to issuance of ordinary shares and American Depositary Shares, preferred stock, short and long-term debt, and currency and interest rate swaps;

     (ii) financings by the U.S. Subsidiary Companies;

     (iii) intrasystem financings, including (a) the continuation of the NEES system money pool ("Money Pool"), (b) guarantees of the obligations of, and other forms of credit support for, the U.S. Subsidiary Companies, (c) the payment of dividends out of capital or unearned surplus, and (d) approval of a new tax allocation agreement;

     (iv) the issuance by the U.S. Subsidiary Companies of additional shares, or alteration of the terms of any then-existing authorized security;

     (v) the formation of financing entities and the issuance by such entities of securities otherwise authorized to be issued and sold pursuant to this Application/Declaration or pursuant to applicable exemptions under the Act, including intrasystem guarantees of such securities; and

--------
     3 The Merger U-1 further requests that the Commission deem the Intermediate Companies not to be "subsidiary companies" of National Grid, solely for purposes of complying with the "great-grandfather" provisions of Section 11(b)(2).

     (vi) financings by National Grid for the purposes of acquiring, or funding the operations of, exempt wholesale generators ("EWGs") and FUCOs.

     As explained more fully herein, the specific terms and conditions of the requested authority are not known at this time. Accordingly, the Applicants represent that the proposed transactions will be subject to the following general terms and conditions:

     1. National Grid will maintain its long-term debt rating at an investment grade level as established by a nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 of the Securities Exchange Act of 1934. In addition, the National Grid System will maintain a ratio of Consolidated EBITDA to Net Interest Payable of not less than 3:1, and a ratio of Consolidated Total Net Debt to Consolidated EBITDA not to exceed 4.75:1;4

--------
     4 National Grid's commitment to maintain the above stated EBITDA ratios demonstrates that the securities issuances proposed in this Application-Declaration will be reasonably adapted to National Grid's security structure and earning power, and that such issuances will not be detrimental to the public interest in a prudently capitalized holding company system, consistent with the standards of Sections 7(d) and 10(b)(3) under the Act. The terms are as defined in the Credit Agreement which is attached as Exhibit B-3 to the Merger U-1. Generally,

Consolidated EBITDA means: in respect of any period, Consolidated Profits Before Interest and Tax for that period after adding back depreciation and amortization of goodwill and excludes the group's share of associate and joint venture operating results. An associate interest is an equity interest of greater than 20%, but less than 50%;

Consolidated Profits Before Interest and Tax means: in respect of any period, the consolidated net pre-taxation profits on operating activities (after adding back Net Interest Payable and excluding any Exceptional Items and after adding back restructuring costs incurred as a result of the Merger or other acquisitions) of the National Grid System;

Consolidated Total Net Debt means: the aggregate principal amount (or amounts equivalent to principal, howsoever described) comprised in the financial indebtedness of the National Grid System at the time calculated on a consolidated basis less cash and cash equivalents held by any member of the National Grid System as shown in the consolidated financial statements. Cash equivalents are readily marketable securities such as gilts (i.e. treasury bonds) and other near-cash items such as deposits and commercial paper;

Exceptional Items: has the meaning given to it in FRS3 issued by the UK Accounting Standards Board (i.e., material items which derive from events or transactions that fall within the ordinary activities of the reporting entity and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view); and

Net Interest Payable means: in relation to any period, all interest, acceptance commission and all other continuing, regular or periodic costs, charges and expenses in the nature of interest (whether paid, payable or capitalized) incurred by the National Grid System in effecting, servicing or maintaining all financial indebtedness of the National Grid System less all interest and other similar income receivable by members of the National Grid System during that period (but only to the extent the same accrue and are receivable by the National Grid System in a freely convertible and transferrable currency) in each case as determined from the consolidated financial statements relating to that period and excludes the group's share of associate and joint venture net interest payable.

If any subsidiary has joined the National Grid System during the financial year, an adjustment will be made to reflect a full 12 months period and if any subsidiary leaves the National Grid System an equivalent adjustment will be made.

     2. The common stock equity5 of NEES on a consolidated basis, as reflected in its most recent annual, quarterly or other periodic earnings report, and the NEES electric utility subsidiaries,6 individually, will not fall below 35% of total capitalization;7

     3. National Grid expects that its common stock equity as a percentage of total capitalization, measured on a book value US GAAP basis, will generally increase through the Authorization Period.8 National Grid undertakes to cause its common stock equity percentage

--------
     5 Common stock equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid in capital and retained earnings.

     6 New England Electric Transmission Corporation and Vermont Yankee Nuclear Power Corporation would be excluded from the 35% common stock equity capitalization standard. In addition, the 35% standard would be applied to the combined capitalization of Nantucket Electric Company and Massachusetts Electric Company.

     7 Applicants would calculate the common stock equity to total capitalization ratio as follows: equity/(gross debt + equity). Total capitalization is the sum of common stock equity, preferred stock, long-term debt, short-term debt and current maturities.

     8 National Grid recently sold 27,000,000 shares of its subsidiary Energis plc ("Energis"), a telecommunications company. National Grid proposes to use part of the net proceeds from the sale to implement a buy-back program of up to 400 million pounds ($640 million) of National Grid shares. The buy-back program will be implemented over a period of time. The amount eventually bought back will be subject to market conditions and National Grid's other financing requirements. National Grid wishes to buy back its own shares to use its surplus cash efficiently and to take advantage of a share price which does not reflect the Board's view of the underlying value of the business. The markets' short-term judgement of the value of a company does not always necessarily reflect the underlying value of the business, and "shareholder value" can therefore be enhanced on occasions through buy-backs at the right price.

In the U.K. once shares are repurchased they are canceled, as opposed to the U.S. where they can be held on the balance sheet as treasury stock - this practice is not permitted under U.K. company law. Assuming the full execution of the buy-back program (i.e., the repurchase of $640 million of National Grid shares) by March 31, 2000, and given the effect of the Energis share sale, it is anticipated that the following common stock equity capitalization ratios will result:

March 31:                          2000             2001              2002

Equity capitalization              28.5%            28.9%             30.1%
ratio
measured on such basis to be 28.5% or above at the time of closing and thereafter during the Authorization Period, and 30% or above by March 31, 2002;9

     4. The cost of money on debt financings of National Grid will not exceed 300 basis points over that for comparable term U.S. treasury securities or government benchmark for the currency concerned;

     5. The cost of money on preferred securities or other fixed income oriented securities of National Grid, when issued, will not exceed 500 basis points over that for comparable term U.S. treasury securities or government benchmark for the currency concerned;

     6. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to the Application/Declaration will not exceed 5% of the principal or total amount of the security being issued;

     7. The aggregate amount of external debt and equity issued by National Grid pursuant to the authority requested in this matter will not exceed $4.0 billion, at any one time outstanding; 8. Post-Merger, National Grid's additional "aggregate investment" in EWGs and FUCOs, as defined in Rule 53 under the Act, will not exceed 50 percent of the consolidated retained earnings of the National Grid System; and 9. The proceeds from the sale of securities in external financing transactions will be used for the acquisition, retirement or redemption of securities issued by National Grid or its U.S. Subsidiary Companies, without the need for prior Commission approval and for necessary and urgent general corporate purposes including (i) extension or renewal of the merger-related debt, (ii) the financing, in part, of the capital expenditures of the National Grid System, (iii) the financing of working capital requirements of the National Grid System, and (iv) other lawful general purposes.

     The Applicants represent that no financing proceeds will be used to acquire a new subsidiary, other than a special purpose financing entity as described below, unless such

--------
     9 National Grid will report its compliance with this undertaking in its Rule 24 certificates.

acquisition is consummated in accordance with an order of the Commission or an available exemption under the Act. The proceeds of external financings will be allocated to companies in the National Grid System in various ways through intrasystem financing discussed in this application and will be used for general and corporate purposes including capital expenditures, working capital and other permitted activities. Similarly, the proceeds of external financings of the NEES Group, authorized previously by the Commission and extended by the authorization requested in this application, will be used for general and corporate purposes including capital expenditures, working capital and other purposes consistent with permitted activities.

     The requested authority will give the Applicants the flexibility to respond quickly and efficiently to their financing needs and to changes in market conditions to the benefit of customers and shareholders. Approval of this Application/Declaration is consistent with existing Commission precedent, both for newly registered holding company systems (See, e.g., Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26,1998); New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug.1, 1997)), and for holding company systems that have been registered for a longer period of time (See, e.g., The Columbia Gas System, Inc., Holding Co. Act Release No. 26634 (Dec. 23, 1996); Gulf States Utilities Co., Holding Co. Act Release No. 26451 (Jan.16, 1996)).

     The table below shows the revenues, net income and total assets of National Grid, NEES and EUA for the twelve months to September 30, 1999, according to U.S. GAAP.

                          National Grid            NEES                 EUA
                              ($ mm)              ($ mm)              ($ mm)
Revenues                      2,412                2,513                548
Net Income                    1,661                 149                 17
Total Assets                  8,437                4,900               1,481

     The table below shows the capitalization of National Grid, NEES, EUA, and the combined group on a pro forma basis, as of September 30, 1999, according to U.S. GAAP.10

--------
     10 The figures for revenues, net income and assets were translated into dollars using a rate of U.S. $1.60 equals one pound. Consistent with U.S. GAAP, National Grid's share of joint ventures and associate's businesses is included in net income and assets but is omitted from revenues. For the year ended September 30, 1999, National Grid's share of Energis losses were $26 million (excluding exceptional profits of $1,427 million).

                    National      National      NEES         NEES         EUA          EUA        Pro Forma       Pro Forma
                      Grid        Grid (%)     ($ mm)         (%)       ($ mm)         (%)        Combined        Combined
                     ($ mm)                                                                        ($ mm)            (%)
Short-term             404          6.7%           39         1.4%        118         16.8%          561              5.7%
debt

Long-term            3,133         52.3%        1,059        38.8%        190         27.1%        6,682 (11)        68.2%
debt

Preferred              -             -             20         0.7%         35          5.0%           55              0.6%
stock

Minority                 1            -            39         1.4%          -            -            40              0.4%
interest

Common               2,454         41.0%        1,578        57.7%        358         51.1%        2,454             25.1% (12)
stock equity

Total                5,992          100%        2,735        100%         701         100%         9,791             100%


     B.   Description of Existing NEES Financing Arrangements

     Unlike some of the other U.S. registered holding companies, NEES does not have a so-called "omnibus" financing order. Instead, financing transactions have been authorized on a discrete basis. The major NEES financing orders are summarized below:

     By order dated October 29, 1997, the Commission authorized participation in the NEES intrasystem money pool by Massachusetts Electric Company, Nantucket Electric Company, Narragansett Electric Company, New England Hydro-Transmission Electric Co., Inc.,

--------
     11 Includes $2,300 million of acquisition financing.

     12 Cash balances of $1,074 million (on a pro forma basis) on hand on September 30, 1999 are not shown above.

New England Power Company and New England Power Service Company (collectively, the "Borrowing Companies"), and the issue and sale of commercial paper and short-term debt by the Borrowing Companies, all through October 31, 2001. The Borrowing Companies were authorized to borrow money and/or issue commercial paper up to the following amounts: $150 million for Massachusetts Electric Company, $5 million for Nantucket Electric Company, $100 million for Narragansett Electric Company, $25 million for New England Hydro-Transmission Electric Co., Inc., $375 million for New England Power Company and $12 million for New England Power Service Company. The order noted that financings for the remaining U.S. Utility Subsidiaries had been expressly authorized by the New Hampshire Public Utilities Commission and were thus exempt pursuant to Rule 52. New England Electric System, Holding Co. Act Release No. 26768 (Oct. 29, 1997).

     By order dated June 2, 1998, the Commission increased the limits on short-term borrowings by New England Power Company from $375 million to $750 million. New England Electric System, Holding Co. Act Release No. 26881 (June 2,
1998).

     By order dated October 9, 1996, the Commission authorized NEES to issue and sell short-term notes in a principal amount of up to $100 million at any one time outstanding through October 31, 2001. New England Electric System, Holding Co. Act Release No. 26589 (Oct. 9, 1996), as amended by Holding Co. Act Release No. 26793 (Dec. 10, 1997) (authorizing NEES to borrow up to $500 million).

     NEES has also been authorized to invest up to $50 million in one or more new special purpose subsidiaries that will acquire interests in office and warehouse space that would be leased to associate companies, New England Electric System, Holding Co. Act Release No. 26969 (Jan. 27, 1999), and to issue up to two million shares of its common stock, through December 31, 2002, to acquire the stock or assets of one or more "energy-related companies," within the meaning of Rule 58. New England Electric System, Holding Co. Act Release No. 26849 (March 25, 1998), as modified by Holding Co. Act Release No. 26942 (Nov. 18, 1998).

     Lastly, by order dated September 25, 1998, New England Power Company was authorized to repurchase up to 5 million shares of its common stock from NEES through

December 31, 2000. New England Electric System, Holding Co. Act Release No. 26918 (Sept. 25, 1998).

     C.   Overview of Proposed Financings

     Briefly stated, the proposed financing authority is intended primarily to fund National Grid's U.S. operations. A secondary purpose is to provide a limited source of capital and credit support for Holdings and its subsidiaries. It should be emphasized that any parent-level financing is merely supplementary to financings at the Holdings level. In this regard, the Applicants believe that Holdings and its subsidiary companies will be largely self funding.

     D.   Specifics of Proposed Financing Arrangements

          1.   National Grid External Financing

     National Grid proposes to issue long-term equity and debt securities aggregating not more than $4.0 billion at any one time outstanding during the Authorization Period.13 Such securities could include, but would not necessarily be limited to, ordinary shares, preferred shares, options, warrants, long- and short-term debt (including commercial paper), convertible securities, subordinated debt, bank borrowings and securities with call or put options. National Grid may also enter into currency and interest rate swaps as described below.

     National Grid proposes that the various securities to be issued would generally fall within the following limits, but would not in the aggregate exceed the $4.0 billion limit stated above:

--------
     13 The overall limit of $4.0 billion includes the merger-related financing.

                         Security                               $ billions

Equity, including options and warrants14                            0.5
Preferred stock                                                     0.1
Bank debt                                                           3.0
Commercial paper                                                    3.0
Bond issues - straight                                              3.0
Bond issues - convertible                                           1.0

     (a) Ordinary Shares. As discussed in the Merger U-1, National Grid's common stock equity consists of ordinary shares, with a par value of 11 13/17 pence each, that are listed on the London Stock Exchange. National Grid currently has a small number of American Depositary Shares ("ADS'") in the U.S. which trade as American Depositary Receipts ("ADRs"). National Grid has established a sponsored ADR program in the US and has its ADRs listed on the New York Stock Exchange and registered under the Securities Act of 1933, as amended (the "1933 Act"). As a result, National Grid has registered under the Securities Exchange Act of 1934, as amended (the "1934 Act"), and will file the periodic disclosure reports required of a foreign issuer with the Commission. The request contained herein with respect to ordinary shares refers to the issuance of ordinary shares directly or through the ADR program and, for purposes of this request, the ADS' and ADRs are not considered separate securities from the underlying ordinary shares.

     Ordinary shares may be sold pursuant to underwriting agreements of a type generally standard in the industry in the U.K. or the U.S. (depending on the selling location). Such public distributions may be pursuant to private negotiation with underwriters, dealers or agents (as discussed in more detail below) or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public

--------
     14 National Grid currently has outstanding $742 million (translated at $1.60 equals one Pound) of 4.25% exchangeable bonds that mature in 2008. The bonds are exchangeable on or prior to February 8, 2008, at the option of the holder, into common stock of National Grid. Should bondholders exchange their bonds prior to maturity, National Grid may issue up to 110 million additional shares of common stock not included in the overall $4.0 billion external financing limit and the $0.5 billion sub-limit for equity issuances.

offerings to one or more persons. All such sales of ordinary shares will be at rates or prices and under conditions negotiated or based upon or otherwise determined by, competitive capital markets.

     Ordinary share financings covered by this Application/Declaration may occur in any one of the following ways: (i) through underwriters or dealers; (ii) through agents; (iii) directly to a number of purchasers or a single purchaser;
(iv) directly to employees (or to trusts established for their benefit) and other shareholders through National Grid's employee benefit schemes; or (v) through the issuance of bonus shares (i.e., stock dividends) to existing shareholders. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by National Grid) or directly by one or more underwriters acting alone. The securities may be sold directly by National Grid or through agents designated by National Grid from time to time. If dealers are utilized in the sale of any of the securities, National Grid will sell such securities to the dealers as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. If common stock is being sold in an underwritten offering, National Grid may grant the underwriters thereof a "green shoe" option permitting the purchase from National Grid at the same price additional shares then being offered solely for the purpose of covering over-allotments.

     National Grid seeks authority to use its ordinary shares (or associated ADS' or ADRs) as consideration for acquisitions that are otherwise authorized under the Act. Among other things, transactions may involve the exchange of parent company equity securities for securities of the company being acquired in order to provide the seller with certain tax advantages. These transactions are individually negotiated. The ability to offer stock as consideration provides both National Grid and the seller of the business with flexibility. The National Grid ordinary shares to be exchanged may, among other things, be purchased on the open market pursuant to Rule 42 or may be original issue. From the perspective of the Commission, the use of stock as consideration valued at market value is no different than a sale of common stock on the open market and use of the proceeds to acquire securities, the acquisition of which is otherwise authorized. For purposes of the $4.0 billion external financing limit, National Grid ordinary shares used to fund an acquisition of a company through the exchange of National Grid equity for securities being acquired, would be valued at market value based upon the closing price on the London Stock Exchange on the day before closing of the sale or issuance.

     In addition to other general corporate purposes, the ordinary shares will be used to fund employee benefit plans. National Grid currently maintains three employee benefit plans pursuant to which its employees may acquire equity interests in the company as part of their compensation: (a) The National Grid 1990 Savings Related Share Option Scheme. National Grid operates an employee savings plan that offers staff who take out special savings contracts the opportunity to purchase National Grid shares at a discount. Approximately 85% of employees participate in this scheme. (b) The National Grid Executive Share Option Scheme 1990. National Grid operates an executive share option plan for its senior executives. Share options have been granted to over 120 senior executives under this plan to a maximum aggregate level of four times base salary for executive directors and lower levels for other participants. Options may be exercised after they have been held for a minimum period of three years provided that financial performance targets have been achieved. (c) The National Grid Share Match Plan 1996. The share match plan requires executive directors to invest 25% of their annual bonuses, net of income tax, in shares. Provided these shares are held for a minimum of three years, the company will provide additional shares equal to the pre-tax equivalent of the investment by the director. A small number of other senior executives may also, but are not required to, participate in the share match.

     Following consummation of the Merger, National Grid intends to issue ordinary shares to US employees through the introduction of the National Grid US Employee Stock Purchase Plan (the "US Plan"). The US Plan, which is designed to qualify under Section 423 of the US Internal Revenue Code of 1986, will enable US employees to receive awards of National Grid shares on an all-employee basis. In addition, other share-based plans may be developed to motivate and retain key executives.

     Certain existing NEES programs provide for investment in or awards payable in NEES shares (see, e.g., Holding Co. Act Release Nos. 26301 (June 2, 1995); 25051 (Mar. 8, 1990); 25678 (Nov. 18, 1992); and 26195 (Dec. 19, 1994). NEES has
also guaranteed to the participants in certain plans that if his or her employer does not make distributions provided thereunder, NEES will make such planned payments. Under deferral plans for employees and directors, participants are given the option of investing at the prime rate or, at the present time, in NEES shares.

     Following consummation of the Merger, National Grid may wish to adopt similar plans to give investment opportunities, to provide retirement benefits, to facilitate deferral of compensation opportunities, and to motivate and retain key executives and other employees. National Grid requests authority to issue ordinary shares, including options, warrants, and similar securities such as stock appreciation rights, to employees under its existing plans, the US Plan and such additional plans that may be developed for the purposes stated above. Securities issued by National Grid under all of the plans will be included within the $4.0 billion external financing limit and will be valued, if ordinary shares, at market value based on the closing price on the London Stock Exchange on the day before the award. Securities issued by National Grid to a plan that are not ordinary shares (e.g., options) will be valued based on a reasonable and consistent method applied at the time of the award.

     By order dated December 11, 1996, NEES was authorized to issue and sell up to 10,693,536 shares of its authorized but unissued common stock pursuant to the NEES System Dividend Reinvestment and Common Share Purchase Plan ("Plan"). In the alternative, NEES was authorized to purchase shares of its common stock on the open market and sell those shares to the Plan at the market price. New England Electric System, Holding Co. Act Release No. 26621 (Dec. 11, 1996). As all outstanding shares of NEES will be acquired by National Grid pursuant to the Merger, the Plan will cease to operate following the Merger.

     (b) Preferred Stock. National Grid proposes to issue preferred stock from time to time during the Authorization period. Any such preferred stock would have dividend rates or methods of determining the same, redemption provisions, conversion or put terms and other terms and conditions as National Grid may determine at the time of issuance, provided that, the cost of money on preferred stock of National Grid, when issued, will not exceed 500 basis points over that for comparable term U.S. treasury securities or government benchmark for the currency concerned. In addition, all issuances of preferred stock will be at rates or prices, and under conditions negotiated pursuant to, based upon, or otherwise determined by competitive capital markets.

     (c) Debt. National Grid proposes to issue debt securities from time to time during the Authorization Period. Any debt securities would have the designation, aggregate principal amount, interest rate(s) or method of determining the same, terms of payment of interest, redemption provisions, non-refunding provisions, sinking fund terms, conversion or put terms and other terms and conditions as are deemed appropriate at the time of issuance, provided however, that the cost of money on debt financings of National Grid will not exceed 300 basis points over that for comparable term U.S. treasury securities or government benchmark for the currency concerned. In addition, the maturity of any debt securities will not exceed 50 years.

     The  debt   securities   may  be  issued  and  sold  pursuant  to  standard
underwriting agreements or under negotiated bank facilities. In the case of public debt offerings, distribution may be effected through private negotiations with underwriters, dealers or agents, or through competitive bidding among underwriters. In addition, the debt securities may be issued and sold through private placements or other non-public offerings to one or more persons or distributed by dividend or otherwise to existing shareholders. All transactions will be at rates or prices, and under conditions negotiated pursuant to, based upon, or otherwise determined by competitive capital markets.

     National Grid intends to finance the acquisition of NEES (and the NEES acquisition of EUA) through a combination of borrowings under existing bank facilities and other internal cash sources. Debt incurred to fund the acquisition is included in the $4.0 billion external financing authority requested in this application. Given the price escalation provisions of the Merger Agreement and the nature of the transaction, the exact cash purchase price to be paid to NEES shareholders in the aggregate will depend on the timing of the closing of the Merger as well as the number of NEES shares outstanding at that time. However, it is expected that the acquisition price will be approximately $3.2 billion. On March 5, 1999, National Grid entered into a fully committed bank facility with six banks providing for up to $2.750 billion in borrowings by National Grid, wholly-owned National Grid subsidiaries incorporated in the UK (other than National Grid Company), and other National Grid subsidiaries as approved in writing by the banks, plus a further 250 million Pound Sterling facility available to National Grid Company only. The facility has a maturity of 3 to 5 years. Each of these banks is a sophisticated commercial lender and the facilities were negotiated at arm's length. It is expected that additional banks will be added to the facility and subsequent syndication may bring the number of banks involved to over 70. These facilities were established both for funding the acquisition and to provide other working capital needs for National Grid. In addition, National Grid will have access to other internal sources of funds for the acquisition, namely existing cash balances. As of September 30, 1999, National Grid had on hand deposits of $2,432 million.

     Parent-level debt may be issued in connection with the servicing of the acquisition debt as well as for necessary and urgent general and corporate purposes including, financing capital expenditures and working capital requirements, the acquisition, retirement or redemption of securities issued by National Grid or its U.S. Subsidiary Companies, and other lawful general purposes. Section 7(c)(2)(A) expressly contemplates that a registered holding company can issue such securities "for the purpose of refunding, extending, exchanging, or discharging an outstanding security of the declarant and/or a predecessor company thereof." Section 7(c)(2)(D) further provides for the issuance of nontraditional securities if "such security is to be issued or sold solely for necessary or urgent corporate purposes of the declarant where the requirements of the provisions of paragraph (1) would impose an unreasonable financial burden upon the declarant and are not necessary or appropriate in the public interest or for the protection of investors or consumers." Registered gas systems have relied on this provision for years in connection with their routine financing transactions. See, e.g., The Columbia Gas System, Inc., Holding Co. Act Release No. 26634 (Dec. 23, 1996) (authorizing Columbia to issue external, long-term debt which, in the aggregate with equity financing issued by Columbia, would not exceed $5 billion at any one time outstanding through December 31,
2001).

     To the extent that the question is not the existence of parent-level debt per se but rather the appropriateness of debt at more than one level, again, the Commission has resolved that issue. In the 1992 amendments to Rule 52, the Commission eliminated the requirement that a public-utility subsidiary company could issue debt to nonassociates only if its parent holding company had issued no securities other than common stock and short-term debt. The rule release explains:

          Condition (6) provides that a public-utility subsidiary company may issue and sell securities to nonassociates only if its parent holding company has issued no securities other than common stock and short-term debt. All eight commenters that considered this condition recommended that it be eliminated. They noted that it may be appropriate for a holding company to issue and sell long-term debt and that such a transaction is subject to prior Commission approval. They further observed that other controls, that did not exist when the statute was enacted, provide assurance that such financings will not lead to abuse. These include the likely adverse reaction of rating agencies to excessive amounts of debt at the parent holding company level and the disclosure required of companies seeking public capital. The Commission agrees with these observations and also notes the power of many state utility commissions to limit the ability of utility subsidiaries to service holding company debt by restricting the payment of dividends to the parent company. The Commission concludes that this provision should be eliminated.

Exemption  of  Issuance  and  Sale  of  Certain   Securities  by  Public-Utility
Subsidiary Companies of Registered Public-Utility Holding Companies, Holding Co. Act Release No. 25573 (July 7, 1992).

     The Applicants have commissioned a study by Professor Julian Franks of the London Business School, working with independent consultants from the Brattle Group, to address the financial strength of the National Grid System post-Merger.15 The Franks/Brattle Study examines National Grid's debt level after both the merger with NEES and the subsequent acquisition by NEES of EUA, and concludes that National Grid's post-acquisition debt, relative to its projected rate base, will lie within a range for comparable U.S. utilities. Credit rating agencies have confirmed that National Grid will retain a strong credit rating. The debt issuances of National Grid currently have a rating of "AA" from Standard and Poor's and "A1" from Moody's.

--------
     15 A copy of the study (the "Franks/Brattle Study") is included in Exhibit J-3 to the Merger U-1 in File No. 70-9473.

Although on a "credit watch" by Standard and Poor's and Moody's, the major rating agencies have indicated that National Grid will retain at least an "A" rating post-Merger.16 The financial strength is confirmed by the competitive terms under which National Grid has been able to secure financing for the proposed transaction.

     National Grid believes that a restriction against parent-level debt is an unreasonable financial burden that is not necessary or appropriate in the public interest or for the protection of investors or consumers because it may interfere with National Grid's ability to implement an optimal capital structure for its business. Prior to issuing debt, preferred securities or equity, National Grid will evaluate the relevant financial implications of the issuance, including without limit, the cost of capital, and select the security that provides the most efficient capital structure consistent with sound financial practices and the capital markets.

     It is important to note, however, that the issuance of debt is subject to certain objective conditions intended to ensure the financial integrity of National Grid and the NEES Group. National Grid has committed to cause its common stock equity as a percentage of total capitalization, measured on a book value U.S. GAAP basis, to be 30% or above by March 31, 2002. In addition, National Grid will maintain the common stock equity of NEES and, with limited exceptions, its electric utility subsidiaries at or above 35% of total capitalization.17

     (d) Interest Rate and Currency Risk Management Devices

     In order to protect the National Grid System from adverse interest rate movements, the interest rate on the debt portfolio is managed through the use of fixed-rate debt, combined with interest rate swaps, options and option-related instruments with a view to

--------
     16 The investment bank Dresdner Kleinwort Benson ("Dresdner") has also projected that National Grid will continue to have an A rating after the NEES transaction. Franks Brattle Study at 12. Dresdner is National Grid's primary external financial adviser, a participant bank in the syndicate providing the $2.75 billion credit facility discussed above, and a market maker in National Grid's stock on the London Stock Exchange. Dresdner does not hold an ownership interest in National Grid.

     17 See note 6, supra.

maintaining a significant proportion of fixed rates over the medium term. The proportion of debt at fixed rates is varied over time and within policy guidelines, depending on debt projections and market levels of interest rates. The resulting position as of September 30, 1999 was that 57% of the System borrowings were at fixed rates of interest.

     The National Grid System's exposure to currency risk is not significant at present. In the future, National Grid may seek to hedge its exposure to currency fluctuations through currency swaps and forward exchange or similar transactions.

     National Grid maintains a central treasury department whose activities are governed by policies and guidelines approved by the Board of Directors, with regular reviews and monitoring by a standing committee of the Board. The treasury department operates as a service center rather than as a profit center and is subject to internal and external audit. Treasury activities are managed in a non-speculative manner and all transactions in financial instruments or products are matched to an underlying business requirement. Such transactions will meet the criteria established by the Financial Accounting Standards Board in order to qualify for hedge- accounting treatment or will so qualify under UK GAAP. No gain or loss on a hedging transaction will be allocated to any company in the NEES Group, regardless of the accounting treatment accorded to the transaction.

          2.   U.S. Subsidiary Company Financings

     The existing financing arrangements of the NEES Group have been authorized by rule or Commission order. These arrangements will remain in place. The Applicants request the Commission to extend the term of any existing authority, as necessary, for the Authorization Period. The dollar amount and the type of securities authorized in the existing NEES Group financing authorizations would not be affected by the extension of the term through the Authorization Period. The extended existing NEES Group financing authority is in addition to the $4.0 billion external financing authority requested by National Grid.

     Each of the Intermediate Companies and NEES is seeking authorization to issue and sell securities to, and acquire securities from, its immediate parent and subsidiary companies, respectively. Each of the Intermediate Companies and NEES is also seeking authorization to issue guarantees and other forms of credit support to direct and indirect subsidiaries. Guarantees entered into by NEES will be subject to a limit of $500 million based upon the amount at risk. In no case would the Intermediate Companies or NEES borrow, or receive any extension of credit or indemnity from any of their respective direct or indirect subsidiary companies. For reasons of economic efficiency, the terms and conditions of any such financings will be on an arm's length basis, except that the interest rates and maturity dates of any debt security issued by NEES to its immediate parent company will be designed to parallel the effective cost of debt capital of National Grid.18 Securities issuances by NEES will be limited to issuances permitted by the existing NEES group financing orders, as extended through the Authorization Period.

     (a) Money Pool. National Grid requests authority to continue the operation of the NEES Money Pool, with the substitution of NGG Holdings, Inc., the successor to NEES, as an investor in the Money Pool and the addition to the Money Pool as lenders only of the Intermediate Companies, National Grid and all other newly-formed or acquired or currently non-participating NEES Subsidiary Companies.

     (b) Guarantees. National Grid requests authorization to enter into guarantees, obtain letters of credit, enter into guaranty-type expense agreements or otherwise provide credit support with respect to the obligations of the U.S. Subsidiary Companies as may be appropriate to enable such system companies to carry on their respective authorized or permitted businesses. In addition, authority is requested for the NEES Subsidiary Companies (except the U.S. Utility Subsidiaries) to enter into similar arrangements with one another, except as exempted under Rule 45. Guarantees entered into by National Grid will be subject to a $2.0 billion limit (i.e., not included in the $4.0 billion external financing limit), based upon the amount at risk.

     (c) Payment of Dividends Out of Capital or Unearned Surplus. As a result of the application of the purchase method of accounting to the Merger, the current retained earnings of NEES and the NEES Subsidiary Companies will be recharacterized as additional paid-

--------
         18 Borrowings by an Intermediate Company or NEES, for example, would not be subject to Rule 52 because each is a holding company.

in-capital. In addition, the Merger will give rise to a substantial level of goodwill, the difference between the aggregate fair values of all identifiable tangible and intangible (non-goodwill) assets on the one hand, and the total consideration to be paid for NEES and the fair value of the liabilities assumed, on the other. In accordance with the Commission's Staff Accounting Bulletin No. 54, Topic 5J ("Staff Accounting Bulletin"), the goodwill will be "pushed down" to the NEES Subsidiary Companies and reflected as additional paid-in-capital in their financial statements.19 The effect of these accounting conventions would be to leave the NEES Subsidiary Companies with no retained earnings, the traditional source of dividend payment, but, nevertheless, strong balance sheets showing significant common stock equity levels. Applicants request authorization to pay dividends out of the additional paid-in-capital account up to the amount of the NEES Group companies' aggregate retained earnings just prior to the Merger and out of earnings before the amortization of the goodwill thereafter.

     The accounting for a business combination is done on a pooling of interests basis if it meets certain specified criteria. Business combinations that do not meet all of the specified criteria must be accounted for as a purchase. One requirement for pooling of interests accounting is that cash represent not more than 10% of the consideration paid for the acquisition. The NEES/National Grid combination does not meet this criteria because more than 10% of the consideration paid by National Grid to NEES shareholders is cash - in fact, all of the consideration is cash. Another requirement is that significant assets cannot be disposed of in contemplation of the combination. The Commission's accounting staff has concluded that a sale of assets prior to a combination would be presumed to be in contemplation of the combination. New England Power's sale of generation assets which commenced in September 1996 but was not concluded until September 1998 may be viewed as significant. While NEES believes that there are arguments to rebut the Staff's presumption, there is no certainty that the Commission would allow pooling because of the generation sale.

--------
     19 Applicants are commissioning their public accounting firm to perform a fair value study in connection with the application of purchase accounting. One purpose of this fair value study is to determine the amount of goodwill that should be recorded on each subsidiary's books. NEES' auditors have confirmed that the push down of goodwill is appropriate and consistent with SEC accounting guidance.

     In purchase accounting, the grand total value, which must be assigned to NEES's assets, is the total consideration to be paid for NEES, plus the fair value of all liabilities assumed in the acquisition. Generally speaking, goodwill is the residual balance of the total value remaining after fair values have been assigned to all of NEES's identifiable assets (both tangible and non-goodwill intangible assets). Accordingly, the excess of the purchase consideration over the fair market value of the acquired assets of NEES will be assigned to goodwill for US GAAP purposes.20

     As indicated in the Staff Accounting Bulletin, registrants that have substantially all (generally defined as in excess of 95%) of their common stock acquired by a third party, in a business combination accounted for under the purchase method, should reflect the push-down of goodwill in the registrant's post-acquisition financial statements. For any post-acquisition reporting of the consolidated NEES financial statements, push down accounting will be reflected in those statements and the full amount of goodwill associated with the NEES acquisition will be reflected. Push down accounting will also be applied to the NEES Subsidiary Companies.

     Under UK GAAP, there is a presumption that the goodwill amortization period should not exceed 20 years. This presumption is rebuttable by annual valuations to confirm that no impairment of the carrying value of the goodwill has occurred. National Grid currently intends to amortize the goodwill resulting from the acquisition of NEES over a 20-year period. US GAAP at present allows a goodwill life of up to 40 years. The Commission, however, has been challenging registrants that adopt the maximum period. Additionally, the FASB draft proposal relating to accounting for business combinations would limit the maximum goodwill life to 20 years. Applicants, therefore, currently intend to adopt a 20-year goodwill amortization period for NEES for purposes of its separate US reporting. This has the advantage of consistency with UK reporting requirements.

     The application of "push down" accounting represents the termination of the old accounting entity and the creation of a new one. For FERC and state commission reporting

--------
     20 The amount of goodwill for US reporting purposes will vary somewhat from the UK goodwill amount because of identified UK/US GAAP differences, which will have an effect on the respective fair valuation analyses.

purposes, goodwill will be recorded in the "Acquisition adjustments" account. The original historical basis of the plant accounts will not be disturbed.

     As a result of the push down of the goodwill, the common stock equity balances of NEES and the NEES Subsidiary Companies are effectively reset as if they were new companies, because a new basis of accounting has been pushed down to the entities. As a result, retained earnings are eliminated. Immediately following this accounting treatment, the only components with a recorded value would be:

o Common stock - which would continue to reflect the par value of the common stock issued.

o Additional paid in capital - which would reflect a value consistent with total common stockholders equity minus the par value recorded in the common stock line.

In other words, the resulting common stockholders' equity will equal the total consideration paid for the entity.

     Based on financial information as of September 30, 1999, the application of these accounting principles to the NEES/National Grid merger will result in the following adjustments to NEES' accounts (adjusted to reflect the pro forma effect of the merger of NEES and EUA):


$'000                                  Sept. 30,           Adjustments1          Adjustments2          Restated
                                          1999
Common shares                             64,970                 -                      -                  64,970
Paid in capital                          736,661              780,003               2,242,227           3,758,891
Retained earnings                      1,010,489           (1,010,489)                  -                   -
Treasury stock                          (231,199)             231,199                   -                   -
Accumulated income, net                      713                 (713)                  -                   -
Total common stock equity              1,581,634                 -                  2,242,227           3,823,861

     Adjustments 1 -- capital accounts are restated as Paid in Capital.

     Adjustments 2 -- goodwill is added to Paid in Capital, which includes an additional capital contribution of $633,516,000 from National Grid to pay for the EUA acquisition.

     The push down of the goodwill also has an impact on the net income of NEES. Since the goodwill will be amortized over 20 years, NEES's net income will be reduced by the amount of the amortization. For example, net income of $190 million in 1998 would be reduced by a goodwill amortization of $80 million. The resulting net income after amortization would be $110 million. That amount is less than the $147 million in dividends paid to NEES's shareholders in 1998.

     NEES' acquisition of EUA also will involve similar issues. The premium to be paid to acquire EUA will result in goodwill and the elimination of EUA's retained earnings. EUA's consolidation with NEES will further increase NEES' additional paid in capital account. The amortization of the EUA goodwill also will reduce net income. The required accounting adjustments put NEES in the anomalous position of having greater stockholders' equity following both mergers, but projected net income below NEES's current dividend payment levels and no retained earnings from which to pay dividends. As discussed further below, these merger-related accounting adjustments do not affect the cash flow associated with the U.S. Utility Subsidiaries.

     Section 12 of the 1935 Act, and Rule 46 thereunder, generally prohibit the payment of dividends out of "capital or unearned surplus" except pursuant to an order of the Commission. The legislative history explains that this provision was intended to "prevent the milking of operating companies in the interest of the controlling holding company groups." S. Rep. No. 621, 74th Cong., 1st Sess. 34 (1935).21 In determining whether to permit a registered holding company to pay dividends out of capital surplus, the Commission considers various factors, including: (i) the asset value of the company in relation to its capitalization,
(ii) the company's prior earnings, (iii) the company's current earnings in relation to the proposed dividend, and (iv) the company's projected cash position after payment of a dividend. See Eastern Utilities Associates, Holding Co. Act Release No. 25330 (June 13, 1991), and cases cited therein. Further, the payment of the dividend must be "appropriate in the public interest." Id., citing Commonwealth & Southern Corporation, 13 S.E.C. 489, 492 (1943).

--------
     21 Compare Section 305(a) of the Federal Power Act.

     National Grid and the U.S. Subsidiary Companies request authority to pay dividends out of additional paid-in-capital up to the amount of NEES' consolidated retained earnings just prior to the Merger and out of earnings before the amortization of goodwill thereafter. In no case would dividends be paid if the common stock equity of NEES as a percentage of total capitalization was below 35% on a consolidated basis. This restriction is intended to protect both investors and consumers.

     In support of their request, Applicants assert that each of the standards of Section 12(c) of the 1935 Act enunciated in the EUA case are satisfied:

     (i) After the Merger, and giving effect to the pushdown of goodwill, NEES' common stock equity as a percentage of total capitalization will be 75%, substantially in excess of the traditional levels of equity capitalization that the Commission has authorized for other registered holding company systems. Applicants' commitment to maintain the capitalization of NEES at or above 35% common stock equity on a consolidated basis should result in a capital structure consistent with industry norms.

     (ii) NEES has a favorable history of prior earnings and it has a long record of consistent dividend payments.22

--------
     22 In recent years, NEES' net income and dividends have been:


     Year             Net Income ($ millions)        Dividends Paid ($ millions)
     1994                       199                              148
     1995                       205                              151
     1996                       209                              154
     1997                       220                              153
     1998                       190                              147
     1999                       163                              137

2/15/00 11:24 AM

     (iii)Applicants anticipate that NEES' cash flow after the Merger will not differ significantly from its pre-Merger cash flow and that earnings before the amortization of goodwill ("Gross Earnings"), therefore, should remain stable post- Merger. Applicants intend that dividends paid out of post-Merger earnings will continue to reflect a dividend payout ratio of between 60% and 100% of Gross Earnings, based on a rolling 5-year average. In addition, to assure that the U.S. Utility Subsidiaries have sufficient cash to support their businesses, Applicants will not cause any of the U.S. Utility Subsidiaries to pay more than 80% of their post- Merger Gross Earnings as dividends, based on a rolling 5-year average.23 Exhibit D-3 describes the dividend history of the NEES subsidiaries in detail for the years 1994 to 1998.

     (iv) The projected cash position of NEES and its U.S. Utility Subsidiaries after the Merger will be adequate to meet the obligations of each company. As of September 30, 1999, NEES had cash balances of $201 million on a consolidated basis. The amortization of goodwill is a non-cash expense that will not affect the cash flow of NEES or its subsidiaries. Each of NEES and its subsidiary companies is forecast to have sufficient cash to pay dividends in the amounts contemplated.

     (v) The proposed dividend payments are in the public interest. NEES and its subsidiary companies are in sound financial condition as indicated by their credit ratings. NEES' commercial paper is rated A-1 by S&P and Prime-1 by Moody's. The long-term debt of Massachusetts Electric Co., Narragansett Electric Co., and New England Power Co. is rated AA-, A1; AA-, A1; and A+, A1 by S&P and Moody's, respectively. Indeed, Standard & Poor's has placed the credit ratings of NEES, Massachusetts Electric Co., Narragansett Electric Co. and New England Power Co. on "creditwatch with positive implications."24 The positive implications for NEES and its subsidiaries are a result of their association with the even

--------
     23 Applicants request the Commission to grant the proposed dividend relief for the duration of the goodwill amortization period.

     24 Standard & Poor's Credit Wire (Dec. 14, 1998).

          stronger credit of National Grid. The expectations of continued strong credit ratings by the U.S. Utility Subsidiaries should allow them to continue to access the capital markets to finance their operations and growth.

In addition, the dividend payments are consistent with investor interests because they allow the capital structure of the NEES Group to be adjusted to more appropriate levels of debt and equity. Lastly, a prohibition on dividend payments out of additional paid-in-capital would seriously harm the ability of National Grid to service the acquisition debt incurred in connection with the Merger.

     (d) Approval of New Tax Allocation Agreement The Applicants ask the Commission to approve an agreement for the allocation of consolidated tax among National Grid General Partnership ("NGGP") and the NEES Group post-Merger (the "Tax Allocation Agreement"). Approval is necessary because the Tax Allocation Agreement provides for the retention by NGGP of certain payments for tax losses that it has incurred, rather than the allocation of such losses to subsidiary companies without payment as would otherwise be required by Rule 45(c)(5). Exhibit C-1 is a copy of the proposed Tax Allocation Agreement. Applicants have provided a detailed legal analysis of Rule 45(c) and the proposed Tax Allocation Agreement in Exhibit C-2.

     Provisions in a tax allocation agreement between a registered holding company and its subsidiaries must comply with Section 12 of the Act and Rule 45 thereunder. Rule 45(a) of the Act generally prohibits any registered holding company or subsidiary company from, directly or indirectly, lending or in any manner extending its credit to or indemnifying, or making any donation or capital contribution to, any company in the same holding company system, except pursuant to a Commission order. Rule 45(c) provides that no approval is required for a tax allocation agreement between eligible associate companies in a registered holding company system, that "provides for allocation among such associate companies of the liabilities and benefits arising from such consolidated tax return for each tax year in a manner not inconsistent with" the conditions of the rule. Of interest here, Rule 45(c)(5) provides that:

     The agreement  may,  instead of excluding  members as provided in paragraph
     (c)(4), include all members of the group in the tax allocation, recognizing negative corporate taxable income or a negative corporate tax, according to the allocation method chosen. An agreement under this paragraph shall provide that those associate companies with a positive allocation will pay the amount allocated and those subsidiary companies with a negative allocation will receive current payment of their corporate tax credits. The agreement shall provide a method for apportioning such payments, and for carrying over uncompensated benefits, if the consolidated loss is too large to be used in full. Such method may assign priorities to specified kinds of benefits. (Emphasis added.)

Under the rule, only "subsidiary companies," as opposed to "associate companies" (which includes the holding company in a holding company system), are entitled to be paid for corporate tax credits. However, if a tax allocation agreement does not fully comply with the provisions of Rule 45(c), it may nonetheless be approved by the Commission under Section 12(b) and Rule 45(a).

     In connection with the 1981 amendments to Rule 45, the Commission explained that the distinction between associate companies, on the one hand, and subsidiary companies, on the other, represented a policy decision to preclude the holding company from sharing in consolidated return savings. The Commission noted that exploitation of utility companies by holding companies through the misallocation of consolidated tax return benefits was among the abuses examined in the investigations underlying the enactment of the 1935 Act. Holding Co. Act Release No. 21968 (March 25, 1981), citing Sen. Doc. 92, Part 72A, 70th Congress, 1st Sess. at 477-482. It must be noted, however, that the result in Rule 45(c)(5) is not dictated by the statute and, as the Commission has recognized, there is discretion on the part of the agency to approve tax allocation agreements that do not, by their terms, comply with Rule 45(c) -- so long as the policies and provisions of the Act are otherwise satisfied. In this matter, where the holding company is seeking only to receive payment for tax losses that have been generated by it, in the limited and discrete circumstances where the losses were incurred in connection with acquisition-related debt only, the proposed arrangement will not give rise to the types of problems (e.g., upstream loans) that the Act was intended to address. Compare Section 12(a) of the Act. Accordingly, the Applicants request that the Commission approve the Tax Allocation Agreement.

     National Grid may suffer an increased UK tax liability without the tax allocation agreement. UK corporate law looks at each company as a separate entity, even where a company is a wholly owned subsidiary of another. This perspective requires the maintenance of corporate capital and is particularly important for creditor protection. Each company is required to prepare and publicly file its own statutory accounts.

     Each company is also taxed separately. The UK does not have a system of consolidated groups. If one company in a group has a loss for tax purposes then it may "surrender" that loss to another member thereby reducing its taxable profits by the amount of the loss surrendered. The companies are separate entities, however, for corporate law purposes and, because a tax loss is available to reduce future taxable profits and therefore tax liabilities if not surrendered, a loss is considered an asset which is invariably paid for if surrendered. A payment avoids distorting the results of each entity and the risk of voiding the surrender.

     When a UK company receives a dividend from an overseas company it is subject to tax on that dividend but is given a credit for the foreign tax borne on the profits out of which the dividend has been paid. These rules also operate on an entity by entity basis (consistent with the general approach in the UK explained above). Therefore, if the tax paid by the foreign company has been reduced by a loss incurred by another member of the group, the amount of relief for foreign tax is distorted unless the foreign entity reimburses the loss maker for the losses. This is illustrated in the example below. In the example it is assumed that NGGP has debt of $2.2 billion and is a holding company of the U.S. Utility Subsidiaries only (i.e,, not EUA). The example shows the impact of the tax allocation payments and the potential increase in UK tax if the payments were not made.

                                                                 Illustrative post-acquisition
                                                                       using 1998 figures
                                                      __________________________________________________

                                      1998                  Without tax              With tax allocation
                                                        allocation payments               payments
                                      $'000                    $'000                        $'000
Profit before tax (note 1)               312,396                  312,396                      312,396
Tax (note 2)
 - tax payments                          122,354                   76,154                       76,154
       - tax allocation                        0                        0                       46,200
       agreement payments

Profit after tax                         190,042                  236,242                      190,042
Dividends (note 3)                       145,648                  145,648                      145,648
UK tax on dividend of                                              10,829                        2,839
       $145,648 (note 4)

Notes

1. The debt :equity ratio of the U.S. Utility Subsidiaries will be unaffected by the National Grid acquisition and therefore the profit before tax of the U.S. Utility Subsidiaries will not change for this reason.

2. If the debt in NGGP is assumed to be $2,200 million and the interest rate is 6%, interest of $132 million is payable per annum by NGGP. Tax relief for this interest reduces the federal tax paid by the U.S. Utility Subsidiaries by 35% of $132 million, i.e. $46.2 million.

     If no tax allocation payment is made, the U.S. Utility Subsidiaries' tax expense is reduced by $46.2 million to $76.1 million. Alternatively, under the proposed tax allocation agreement the U.S. Utility Subsidiaries will make a payment of $46.2 million to NGGP to leave their total tax expense the same as it would be on a separate return basis. The proposed tax allocation agreement provides that the utilities tax payments and tax allocation payments together will not exceed their tax payments on a separate return basis.

3.   Dividends cannot exceed profit after tax.

4.   The calculations are as follows:


                                Without tax allocation      With tax allocation
                                       payment                    Payment
                                        $'000                      $'000
                                        -----                      -----

Dividend                                145,648                  145,648

Gross up 145,648 x 76,154                46,950
                   ------
                  236,242

         145,648 x 76,154                                         58,364
                   ------                                         ------
                  190,042

Taxable amount                          192,598                  204,012
                                        =======                  =======

UK tax @ 30%                              57779                   61,203
Less credit for US tax                   46,950                   58,364
                                         ------                   ------
UK tax due                               10,829                     2839
                                         ======                     ====

     It is important to note that various safeguards assure that the structure proposed in this application cannot be used to the detriment of investors, consumers or the public interest. Most importantly, the tax allocation agreement, included as Exhibit C-1 to this application, provides that "under no circumstances shall the amount of tax allocated to a Member exceed its separate tax liability." Secondly, the U.S. Utility Subsidiaries are limited to dividend payments that do not exceed 80% of their Gross Earnings. Further, NEES on a consolidated basis and, with limited exceptions, its electric utility subsidiaries must maintain common stock equity capitalization of at least 35% of total capitalization.25 With regard to debt financing, NEES' financing will mirror the market terms of debt raised by National Grid and the NEES Subsidiary Companies will finance their operations as permitted under existing Commission orders or the rules under the 1935 Act. Lastly, with respect to service transactions, the NEES Group will receive certain limited services from National Grid and its subsidiaries, but all service transactions will be priced at cost in accordance with Section 13 and the rules thereunder. Consequently, the NEES Group is effectively insulated from the financial abuses targeted by the 1935 Act. The proposed tax allocation agreement and Intermediate Company structure should be permitted as reasonable and appropriate measures to organize National Grid's ownership of NEES efficiently in a manner consistent with the protection of investors, consumers and the public interest.

--------
     25 See note 6, supra.

     If not reinvested in NEES or another business, National Grid expects that funds retained by NGGP under the tax allocation agreement will flow up the chain of Intermediate Companies to National Grid through dividends, interest payments, share repurchases and the repayment of principal.26

          3.   Changes in Capital Stock of Subsidiaries

     The portion of an individual U.S. Subsidiary Company's aggregate financing to be effected through the sale of equity securities to its immediate parent company during the Authorization Period cannot be determined at this time. It may happen that the proposed sale of capital securities may in some cases exceed the then authorized capital stock of such U.S. Subsidiary Company. In addition, the U.S. Subsidiary Company may choose to use other forms of capital securities. Capital stock includes common stock, preferred stock, other preferred securities, options and/or warrants convertible into common or preferred stock, rights, and similar securities. As needed to accommodate the sale of additional equity, Applicants request the authority to increase the amount or change the terms of any such U.S. Subsidiary Company's authorized capital securities, without additional Commission approval, except as provided below. The terms that may be changed include dividend rates, conversion rates and dates, and expiration dates. Applicants note that each of the Intermediate Companies will be wholly-owned directly or indirectly by National Grid and that none will have third-party investors. Applicants request that the Commission reserve jurisdiction over changes to the capital stock of NEES and any U.S. Subsidiary Company that is not wholly-owned directly or indirectly by National Grid. The changes to capital stock proposed above affect only the manner in which financing is conducted by the U.S. Subsidiary Companies and will not alter the terms or limits proposed in this application or those of the existing NEES Group financing orders.

--------
     26 Exhibit C-3 describes the manner in which funds flow among the Intermediate Companies.

          4.   Financing Entities

     Authority is sought for National Grid and the U.S. Subsidiary Companies to organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financings through their issuance to third parties of income preferred securities or other securities authorized hereby or issued pursuant to an applicable exemption. Request is also made for these financing entities to issue such securities to third parties in the event such issuances are not exempt pursuant to Rule 52. Additionally, request is made for authorization with respect to (i) the issuance of debentures or other evidences of indebtedness by any of National Grid or the U.S. Subsidiary Companies to a financing entity in return for the proceeds of the financing, (ii) the acquisition by any of National Grid or the U.S. Subsidiary Companies of voting interests or equity securities issued by the financing entity to establish ownership of the financing entity and (iii) the guarantee by the Applicants of such financing entity's obligations in connection therewith. Each of National Grid and the U.S. Subsidiary Companies also may enter into expense agreements with its respective financing entity, pursuant to which it would agree to pay all expenses of such entity. All expense reimbursements would be at cost. Applicants seek authorization for such expense reimbursement arrangements under
Section 7(d)(4) of the Act, regarding the reasonableness of fees paid in connection with the issuance of a security, and/or under Section 13 of the Act and the rules thereunder to the extent the financing entity is deemed to provide services to an associate company.

     Any amounts issued by such financing entities to third parties pursuant to this authorization will count against the $4.0 billion external financing limit authorized herein for the immediate parent of such financing entity. However, the underlying intra-system mirror debt and parent guarantee will not count against the $4 billion external financing limit or the separate National Grid and NEES guarantee limits. The authorization sought herein with respect to financing entities is substantially the same as that given to New Century Energies, Inc. in Holding Co. Act Release No. 26750 (Aug.1, 1997) and Conectiv, Inc. in Holding Co. Act Release No. 26833 (Feb. 26, 1998).

          5.   EWG/FUCO-related Financings

     National Grid has adopted a corporate structure that separates its existing foreign operations from its U.S. utility operations. The organization of foreign activities under Holdings, and U.S. utility activities under NEES, reflects National Grid's intent to develop these two business areas in a financially independent manner. As a general matter, National Grid intends to fund its FUCO activities at the Holdings level, although under certain circumstances it may be necessary from time to time for National Grid to provide some investment capital or credit support for FUCO acquisitions or operations.27 To that end, National Grid is seeking authority to finance EWG and FUCO investments and operations in an aggregate amount of up to 50% of its consolidated retained earnings at any one time outstanding, during the Authorization Period.28 As of September 30, 1999, 50% of National Grid's consolidated retained earnings on a U.S. GAAP basis was $874 million. Such financings may include the issue or sale of a security for purposes of financing the acquisition or operations of an EWG or FUCO, or the guarantee of a security of an EWG or FUCO. As explained more fully below, the proposed financing will not have an adverse effect on the financial integrity of the National Grid System, nor will it have an adverse impact on any U.S. Utility Subsidiary, any customers of any U.S. Utility Subsidiary, or the ability of the affected state commissions to protect the U.S. Utility Subsidiaries and their customers.

     National Grid differs from all other registered holding companies with FUCO investments because it developed first as a foreign utility company, involved in high-voltage transmission of electricity in England and Wales, and only secondarily has become involved, through the NEES acquisition, in the U.S. energy industry. National Grid, therefore, joins the family of registered holding companies with significant foreign investments and operating experience in foreign markets. As of September 30, 1999 National Grid had an "aggregate investment", as the term is defined in Rule 53 under the Act, in EWGs and FUCOs of $3,532

--------
     27 For example, it may be desirable for reasons of economic efficiency to hold certain FUCO interests outside Holdings and its subsidiary companies.

     28 As noted above, all of National Grid's current subsidiaries are held through a FUCO. The National Grid System will not own any EWGs at the closing of the Merger. In the Merger U-1, National Grid has requested that its pre-existing investment in FUCOs be grandfathered for purposes of the financing limits under Rule 53.

million. This investment represents 202% of the combined NEES and National Grid pro forma consolidated retained earnings as of September 30, 1999 calculated in accordance with U.S. GAAP.

     This information is provided for historical perspective only. As stated above, due to National Grid's unique history as a significant operator and investor in foreign utility companies at the time that it will become a registered holding company, a forward-looking view of the appropriate level of investment in EWGs and FUCOs is most valuable in determining whether the financing proposed in this application will have a substantial adverse effect upon the financial integrity of the registered holding company system. In fact, the expertise that National Grid has gained in operating the England and Wales transmission system, and other transmission throughout the world, promises to be of substantial benefit to U.S. consumers in the management of NEES. It would indeed be a curious result if the Commission found that National Grid's preexisting FUCO investments adversely affected the registered holding company system, U.S. customers or state regulation.

     National Grid's unique background makes it difficult for the company to comply fully with certain of the technical requirements of Rule 53. In particular because National Grid has pre-existing foreign utility operations, it cannot at this time commit to maintain the books and records of its FUCOs in conformity with U.S. GAAP. Nonetheless, National Grid satisfies the ultimate standards, as set forth in Section 32 and reflected in Rule 53(c), namely, the proposed investment will not have a substantial adverse impact on the financial integrity of the National Grid System, or an adverse impact on any of the U.S. Utility Subsidiaries, or their customers, or on the ability of state commissions to protect such subsidiary or customers. National Grid makes this assertion based on an assessment of its business activities, its capital structure, the earnings and cash flows anticipated from its assets, and the risks that could affect the financial stability of the National Grid System.

     The Franks/Brattle Study provides useful comparisons between National Grid and other registered holding companies. In particular, the business of National Grid's primary asset, The National Grid Company plc ("NGC"), enjoys stable revenues from its electric transmission business. NGC's current rate structure insulates it from the weather-related or economy-related variability in revenues that typically affect U.S. utilities. National Grid's other significant business is a telecommunications company named Energis plc. The majority of Energis shares are publicly held and National Grid has announced its intention to dispose of its Energis holdings over the next several years. The investment bank Dresdner Kleinwort Benson has opined that "National Grid's credit will remain stronger than that of its peers since its earnings will almost exclusively be derived from stable predictable monopoly distribution and transmission cash flows."29 This stability is reflected in the low volatility of National Grid's stock since its initial public offering in December, 1995. National Grid's beta, a measure of a stock's variability of returns as compared with the returns of the market as a whole, is .66. Stated in other words, National Grid's stock was only 66% as volatile as the market. The average beta of U.K. electric utilities is .84, and the betas of comparable U.S. utilities range from .55 to .85. National Grid's business activities, therefore, present a favorable financial profile.

     The soundness of National Grid's security structure can be shown in several ways. Perhaps the best overall expression of sound capitalization is a high credit rating. National Grid's AA rating by Standard & Poor's exceeds the ratings of the other U.S. registered holding companies examined in the Franks/Brattle Study.30 National Grid shares an A1 Moody's rating with several of the utilities in the study group. In contrast to the 63% average debt to asset base ratio of the utilities in the Franks/Brattle Study group, National Grid will have a post-Merger ratio of 56% of regulatory asset base. National Grid also gains additional flexibility from having convertible debt as part of its capital structure. National Grid's current stock price is above the exchange price of the convertible debt, making it likely that the debt will be converted into equity. The debt ratio comparison shows that National Grid has significant debt capacity and that the proposed FUCO investment authority would not result in a substantial adverse impact to the system.

     Cash flow forecasts indicate that National Grid would be able to finance new capital expenditures and pay down all debt over the estimated useful life of its assets.31 National Grid's remaining equity holdings in Energis also represent a large, marketable security that National Grid

--------
     29 Franks/Brattle Study, at 11.

     30 Franks/Brattle Study, Table 5.

     31 Id.

may use to service the acquisition debt or the additional financing proposed in this Application- Declaration. The market value of National Grid's Energis stake is $3.3 billion (based on the September 30, 1999 closing market price on the London Stock Exchange).32

     As of March 31, 1998 and March 31, 1999, National Grid's consolidated capitalization (on a U.S. GAAP basis) is shown in the table below:

                                     March 31, 1998                             March 31, 1999

                           National Grid           (%)                 National Grid               (%)
                               ($ mm)                                      ($ mm)
Debt                          2,500.2              71%                   3,676.0                  60%
Common stock                  1,022.2              29%                   2,415.8                  40%
equity
Total                         3,522.4             100%                   6,091.8                  100%
                              -------

     National Grid's equity market value to book value ratios and stock price to earnings ratios over periods before and after the announcement of the NEES acquisition are provided below:

                                                                    Market to Book Value

At:                                    Mar. 31, 1998         Sept. 30, 1998        Mar. 31, 1999        Sept. 30, 1999
                                            $mm                    $mm                  $mm                   $mm
Market value of equity                    8,551.5               10,617.1              11,084.3             10,232.7

Book value of equity                      1,022.2                1,100.1              2,415.8               2,530.9
(under U.S. GAAP)

Ratio of market to book                    8.4x                   9.7x                  4.6x                 4.0x
value (times)

--------
     32 After the recent sale by National Grid of 27,000,000 Energis shares, the market value of National Grid's remaining Energis stake is $5.8 billion, based on the February 14, 2000 closing market price on the London Stock Exchange.

                                                                    Price/Earnings Ratios

                                             $                      $                    $                     $
Basic earnings per share                   0.518                  0.167                1.129                 0.205
(U.S. GAAP)33

Annualized earnings per                    0.518                  0.334                1.129                 0.410
share (U.S. GAAP)

Ratio of price to earnings                 11.2x                  21.6x                 6.6x                 16.8x


The recent growth in National Grid's retained earnings and consolidated common stock equity is shown below:


At:                              Mar. 31, 1997           Mar. 31, 1998          Mar. 31, 1999           Sept. 30, 1999
                                      $mm                     $mm                    $mm                     $mm
Capital stock                        283.1                   286.3                  286.9                   287.9

Paid-in-capital                      304.4                   384.0                  406.7                   440.1

Treasury stock                         --                    (17.3)                 (18.2)                  (25.2)

Retained earnings                   1,251.6                  369.2                 1,740.4                 1,828.1

Shareholder's equity                1,839.1                 1,022.2                2,415.8                 2,530.9

Annual growth rate                     --                   (44)%34                  136%                     5%

Growth rate over                                                                                             38%
last 2.5 years

Annualized growth                                                                                            14%
rate


--------
     33 Unadjusted for the net income arising on the sale of Energis shares in the year ended March 31, 1999 of $1,149.8 million. Unadjusted for the reduction in our interest in Energis in the year ended March 31, 1998 of $184.5 million.

     34 A special dividend of $1.23 billion was paid during the year ended March 31, 1998, which distorts the historical trend in growth of shareholder's equity.

The following table compares National Grid's net income to the net income of National Grid Company:

                                          National Grid                     NGC                      NGC as % of
                                                                                                    National Grid

                                                             For the year ended March 31, 1998
                                               $mm                          $mm                           %

Net income (U.S. GAAP)                        757.2                       1,073.0                       142%

Adjustment35                                                               418.6
Pro forma net income                          757.2                                                      86%

(U.S. GAAP)                                                                654.4


                                                                  Year ended March 31, 1999

Net income (U.S. GAAP)                       1,654.6                       564.4                         34%


                                                             Six months ended September 30, 1999

Net income (U.S. GAAP)                        302.3                        259.6                         86%



     The final aspect of the Commission's inquiry into the proposed FUCO financing should focus on whether risks associated with the foreign utility businesses could adversely affect the financial stability of the system. In this regard, National Grid's successful operation of a national, high-voltage transmission system and its profitable investment in Energis should indicate that the firm has sound management skills and expertise in the utility industry, particularly as it relates to foreign utility operations. To ensure continued success in its new ventures, National Grid subjects all project proposals to stringent reviews.

     National Grid's disciplined investment review process minimizes the risks associated with FUCO activities. Before National Grid or its subsidiaries make any investment in a project, the project is analyzed in detail, including the specific country risk, where applicable. The project review process includes a series of independent internal reviews, both at the subsidiary and National Grid levels.

--------

     35 NGC recorded a profit on the sale of Energis shares to National Grid. This profit is adjusted out of NGC's income on the pro forma net income line.

     In the UK, the majority of projects by number will relate to NGC's transmission business. Each potential project is subjected to a series of formal reviews to ensure its financial robustness. The process begins with a consideration of NGC's strategic plans, which are updated periodically. The investment procedure follows on from and integrates with the planning cycle of National Grid. Individual project business plans are prepared as part of the process of including potential investments in the Group Business Plan. All projects  identified  as requiring  future  funding must be included  within the planning cycle. This planning procedure ensures that all capital and non-recurring revenue project expenditures can be justified on business, technical and economic grounds. In addition project progress is monitored and subject to normal business control to ensure that approved projects meet their performance targets.

     The project review process includes consideration of business, financial, regulatory, environmental and legal risks. Foreign projects are subject to an additional level of scrutiny concerning:

o    the political and economic stability of the particular country,

o    the host governments' commitment to private power,

o the legal and regulatory framework for private investment in utility facilities,

o    the local business support for long-term investment of private capital,

o    the economic viability of the project,

o    the environmental impact, and

o    the currency conversion and repatriation of dividends

     Project proposals are subject to successive stages of review by senior management and directors depending upon National Grid's projected financial exposure in a particular project. Generally, the process by which National Grid identifies, manages and approves its business development activities, broadly follows the following lines:

o The production of an Opportunity Registration Paper ("ORP"), which covers, in outline form, a description of the opportunity, a brief description of the investment environment, the strategic importance of the investment and future actions. The ORP would also be presented to the Business Development Committee for approval.

o The production of a Development Strategy Paper ("DSP"), which identifies the development strategy for the investment and covers, in outline form, market conditions, the development strategy, competitive position and an action plan. The DSP would also be presented to the Business Development Committee for approval.

o The production of an Investment Proposal Paper ("IPP") seeking approval for a bid. This paper would cover the investment opportunity, a financial appraisal, existing strategy, the transaction, bid details, and planned future actions. The IPP is the board paper for National Grid, and must be approved by the directors.

     Once development of a project is undertaken, milestones are established to ensure that continuing expenditures are producing acceptable results. In addition, project teams are established to identify the major technical, financial, commercial and legal risks associated with a particular project and risk mitigation strategies. The process would follow the following broad outline:

o    undertake due diligence

o    prepare valuation

o    prepare business plan

o    obtain internal approvals

o    obtain acquisition financing

o    develop corporate and tax structure

o    prepare corporate communications plan

o    prepare and submit bid/offer

o    prepare post acquisition plan

     The final project review process, in many cases is, to a large extent, duplicated by the lenders who agree to provide construction or permanent debt financing on a non-recourse basis, since repayment of that debt will depend solely upon the success of the project. National Grid's ability to arrange appropriate levels of non-recourse financing for its existing investments is evidence of the success of the project review and risk management process outlined above.

     In addition, it is noteworthy that none of the conditions described in paragraph (b) of Rule 53 is applicable. Specifically; (1) there has been no bankruptcy of any National Grid associate company in which a plan of reorganization has not been confirmed; (2) the average consolidated retained earnings for the two most recent semiannual periods has not decreased by 10 percent from the average for the previous two semiannual periods;36 and (3) in the past fiscal year, National Grid has not reported operating losses attributable to its direct or indirect investments in EWGs and FUCOs.

     Statement of Financial Accounting Standards No.121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of, requires an evaluation of the impairment of all assets of a utility that a company plans to write down and take as a loss. National Grid currently has no assets that would need to be written down under SFAS 121. No assets with respect to any FUCOs currently owned (directly or indirectly) by National Grid are expected to require a write down under SFAS 121, nor has any associate EWG or FUCO ever defaulted under the terms of any financing document. National Grid undertakes to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) occurs during the authorization period.

     The Commission has found the standards of the Act satisfied in connection with requests by a number of U.S. registered holding companies to exceed the so-called "50 percent limit" under Rule 53. Southern Co., Holding Co. Act Release No. 26501 (April 1, 1996); Central and South West Corporation, Holding Co. Act Release No. 26653 (Jan. 24. 1997). See also GPU, Inc., Holding Co. Act Release No. 26779 (Nov. 17, 1997); Cinergy Corp., Holding Co. Act Release No. 26848 (March 23, 1998); American Electric Power Company, Holding Co. Act Release No. 26864 (April 27, 1998); New Century Energies, Holding Co. Act Release No. 26982 (Feb. 26, 1999). In each of those matters, the applicant sought relief from the safe-harbor requirements of Rule 53(a)(1) to allow investments in an amount equal to the applicant's consolidated retained earnings. The Commission found that the applicants in each matter had demonstrated successfully, through the use of certain financial indicators, that investing in EWGs

--------
     36 Although Rule 53 specifies quarterly periods, National Grid does not prepare accounts with this frequency.

and FUCOs in an amount not to exceed their consolidated retained earnings would not have a substantial adverse impact on the financial integrity of the holding company system. Applicants assert that the comparison of the financial measures and indicators discussed above, and National Grid's stringent project review procedures, demonstrate that the financial integrity of the National Grid System is superior to or substantially similar to the financial integrity of the applicants in matters in which the Commission has previously granted exceptions to the safe harbor requirements of Rule 53.

     The soundness of National Grid's financial structure and the lack of risk to U.S. utility consumers is further demonstrated by the following:

o National Grid's commitment to maintain the common stock equity ratios of NEES and, with limited exceptions, its electric utility subsidiaries at a minimum of 35%;37

o National Grid's commitment to maintain its long-term debt rating at an investment grade level;

o    National   Grid's   commitment   to  maintain  its  interest   cover  ratio
     (Consolidated EBITDA to Net Interest Payable) at not less than 3:1, and;

o National Grid's undertaking to cause its common stock equity as a percentage of total capitalization, measured on a book value US GAAP basis, to be 30% or above by March 31, 2002.

     Under Rule 53(c)(2) National Grid must demonstrate that the proposed use of financing proceeds to invest in FUCOs will not have an "adverse impact" on any of the U.S. Utility Subsidiaries, their respective customers, or on the ability of the State commissions having jurisdiction over one or more such utility subsidiaries to protect such public utility companies or such customers.

     The conclusion that the customers of the U.S. Utility Subsidiaries will not be adversely impacted by increased levels of investment is well-supported by the following:

--------
     37 See note 6, supra.

     (a) All of National Grid's investments in EWGs and FUCOs will be segregated from the U.S. Utility Subsidiaries. None of the U.S. Utility Subsidiaries will provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any EWG or FUCO in which National Grid owns any interest. National Grid further commits not to seek recovery in retail rates for any failed investment in, or inadequate returns from, an EWG or FUCO investment.

     (b) Investments in EWGs and FUCOs will not have any negative impact on the ability of the U.S. Utility Subsidiaries to fund operations and growth. The U.S. Utility Subsidiaries currently have financial facilities in place that are adequate to support their operations.38 These facilities will continue subsequent to the Merger. Indeed, as noted previously, Standard & Poor's has placed the credit ratings of NEES, Massachusetts Electric Co., Narragansett Electric Co. and New England Power Co. on "creditwatch with positive implications."39 The positive implications for NEES and its subsidiaries are a result of their association with the even stronger credit of National Grid. The expectation of continued strong credit ratings by the U.S. Utility Subsidiaries should allow them to continue to access the capital markets to finance their operations and growth.

     (c) National Grid will comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of the U.S. Utility Subsidiaries' employees in connection with providing services to FUCOs. It is contemplated that project development, management and home office support functions for the projects will be largely performed by Holdings and its subsidiary companies, and by outside consultants (e.g., engineers, investment advisors, accountants and attorneys) engaged by National Grid or Holdings. On a going-forward basis, National Grid also will comply with Rule 53(a)(4) regarding the provision of EWG and FUCO related information to every federal, state and local regulator having jurisdiction over the retail rates, as applicable, of the U.S. Utility Subsidiaries.

     (d) National Grid believes that the State commissions are able to protect utility customers within their respective states. In connection with the National Grid/NEES transaction generally, representatives of National Grid have met with each of the affected state commissions

--------
     38 See, Item 1.B., supra.

     39 Standard & Poor's CreditWire (Dec. 14, 1998).

and requested them to provide the Commission with letters certifying that the state commission has jurisdiction over the respective NEES system public-utility companies and that the state commission will exercise this authority to protect ratepayers.

     (e) In addition, National Grid will provide the information required by Form 20-F to permit the Commission to monitor the effect of National Grid's EWG and FUCO investments on National Grid's financial condition.

     E.   Filing of Certificates of Notification

     It is proposed that, with respect to National Grid which, as noted above, has registered under the 1934 Act in connection with its sponsored ADR program, the reporting systems of the 1934 Act and the 1933 Act be integrated with reports under the 1935 Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, and reduce burdens on both the Commission and National Grid. To effect such integration, the Applicants propose to incorporate by reference into the Rule 24 certificates of notification under this file the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding. The certificates would also contain all other information required by Rule 24, including the certification that each transaction included in the report had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application.

     Applicants propose to provide Rule 24 certificates on a semiannual basis, consistent with the frequency of financial reporting required in the UK. Under UK rules, National Grid must prepare and publish consolidated financial information semi-annually. In addition, semiannual financial reporting is consistent with National Grid's ADR listing on the New York Stock Exchange. Due to National Grid's extensive foreign holdings, it would entail significant additional work and expense for National Grid to prepare consolidated financial statements on a quarterly basis. In that regard, in the interest of maintaining the consistent presentation of financial information, Applicants propose that their Form U5S filings will comprise National Grid's consolidated financial statements in the format required by Form 20-F, i.e., U.K. GAAP format with reconciliations to U.S. GAAP. In addition, Applicants propose to include in their Form U5S filings: (1) U.S. GAAP financial statements for all the companies in the NEES Group, and (2) U.S. GAAP financial statements or financial statements in the format required by Form 20-F for (a) Holdings, on a consolidated basis, and (b) the Intermediate Companies. Amounts included in Form U5S filings will be stated in U.S. dollars. National Grid will provide the Commission access to the books, records and financial statements, or copies thereof, of any of its subsidiary companies, in English, as the Commission may request.

     Applicants also request an exemption from Rule 26(a)(1) under the Act, regarding the maintenance of financial statements in conformance with Regulation S-X. The exemption would apply only to subsidiaries of Holdings that are organized outside the U.S. Any FUCO acquired directly or indirectly by National Grid subsequent to the issuance of an order in this Application-Declaration will maintain its financial statements in U.S. GAAP or reconcile such statements to U.S. GAAP in the same manner as required by Form 20-F.

     National Grid will also provide the following supplemental information in its annual Form U5S filing:

1. The amount of any income tax credit and/or income tax liability incurred during the previous fiscal year by NGGP: (a) as a result of any acquisition-related debt; and (b) as a result of any other income source or expense;

2. A description of how the income tax credit and/or income tax liability was calculated and allocated to all companies included in the consolidated tax return, showing all of NGGP's interest costs and any assumptions used in the calculation;

3. A description of how any acquisition-related funding is effected through all Intermediate Companies;

4. A description of the amount and character of any payments made by each Intermediate Company to any other National Grid System company during the reporting period; and

5. A statement that the allocation of tax credits and liabilities was conducted in accordance with the tax allocation agreement in effect and filed as an exhibit to the Form U5S.

     The Rule 24 certificates will be provided to the Commission within 90 days after the end of National Grid's fiscal year and within 60 days of the end of its second fiscal quarter and will contain the following information:

     a. The principal amount, interest rate, term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by National Grid during the reporting period, including securities issued to dividend reinvestment plans and employee benefit plans;

     b. The amount of guarantees issued during the reporting period by National Grid, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee;

     c. National Grid's aggregate investment, as defined under Rule 53, in EWGs and FUCOs, excluding grandfathered investments, as of the end of the reporting period in dollars and as a percentage of National Grid's consolidated retained earnings, and a description of EWG and FUCO investments during the reporting period;

     d. The aggregate amount of securities and the aggregate amount of guarantees issued and outstanding by National Grid since the date of the order in this application, including any NEES acquisition debt;

     e. A list of the securities issued by the Intermediate Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified;

     f. The amount and terms of any short-term debt issued by any U.S. Utility Subsidiary, and a list of the deposits and withdrawals by company from the system money pool during the reporting period;

     g. The amount and terms of any nonexempt financings consummated during the period by any U.S. Utility Subsidiary during the reporting period;

     h. The amount and terms of any nonexempt financings consummated by any nonutility U.S. Subsidiary Company during the reporting period;

     i. A retained earnings analysis of each company in the NEES Group detailing Gross Earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the reporting period;

     j. A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structures of National Grid, Holdings, each Intermediate Company, and each company in the NEES Group;

     k. Paper copies of National Grid's filings of Form 20-F and semiannual reports to shareholders; and

     l. As applicable, all amounts shall be expressed in U.K. Pounds and converted to U.S. dollars and shall be presented in accordance with the U.S. GAAP reconciliation requirements of Form 20-F. In particular, the semiannual reports provided to the Commission in Rule 24 filings under this Application-Declaration shall be organized so that all columns showing amounts in Pounds in financial statements or tables are accompanied by parallel columns showing dollar amounts.

ITEM 2  FEES, COMMISSIONS AND EXPENSES

     Applicants have incurred or will incur estimated fees and expenses of approximately $30 million in connection with the financing transactions proposed in this Application. This amount includes arrangement fees, underwriting costs, facility fees and hedging and option costs. As noted previously, National Grid proposes that fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to the Application will not exceed 5% of the principal or total amount of the security issued. Fees for investment bankers, lawyers, brokers, accountants, consultants and other service providers are included within the Merger-related fees disclosed in Item 2 of File No. 70-9473.

ITEM 3  APPLICABLE STATUTORY PROVISIONS

     Sections 6(a), 7, 9(a), 10 and 12 of the Act and Rules 42, 43, 45, 52, 53 and 54 are considered applicable to the proposed transactions.

     To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

ITEM 4  REGULATORY APPROVALS

     The Federal Energy Regulatory Commission has jurisdiction over the payment by a jurisdictional public utility company of dividends out of capital or unearned surplus and has issued an order approving such payment.40 The
Massachusetts Department of Telecommunications and Energy ("MDTE") has jurisdiction over the acquisition of securities by Massachusetts Electric Company, New England Hydro-Transmission Electric Company, Inc., Nantucket Electric Company and New England Power Company. In addition, the New Hampshire Public Utilities Commission ("NHPUC") has jurisdiction over the issuance of short-term debt by Granite State Electric Company, New England Power Company, New England Electric Transmission Company and New England Hydro-Transmission Company. Such transactions have been authorized through October 31, 2001.41 Applicants have requested that the Commission extend the term of any existing NEES Group financing authority through the Authorization Period. To the extent that any NEES Subsidiary Company requires further authorization from the MDTE or the NHPUC subsequent to October 31, 2001, the Applicants will seek such authorization. Except as discussed above, no state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

--------
     40 New England Power Company, et al., 89 FERCP. 61,266 (1999).

     41 New England Electric System, et al., Holding Co. Act Release No. 26768 (Oct. 29, 1997).


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



ITEM 5  PROCEDURE

     The Applicants hereby request that there be no hearing on this Application/Declaration and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is respectfully requested to issue and publish the requisite notice under Rule 23 with respect to the filing of this Application/Declaration not later than June 30, 1999, such notice to specify a date not later than July 25, 1999, by which comments may be entered and a date not later than the date of the Commission's order for the Merger U-1, as the date on which an order of the Commission granting and permitting the Application/Declaration to become effective may be entered by the Commission.

     The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6  EXHIBITS AND FINANCIAL STATEMENTS

Exhibits

A-1 Articles and Memorandum of Association of National Grid (incorporated by reference to Exhibit A-1 of the Merger U-1)

B-1 National Grid Credit Facility (incorporated by reference to Exhibit B-3 of the Merger U-1)

C-1  Form of Tax Allocation Agreement, revised

C-2  Legal Analysis of Rule 45(c) and the Proposed Tax Allocation Agreement

C-3  Intercompany Debt and Funds Flow

D-1  National Grid Corporate Chart (Filed on Form SE)

D-2  Description of the Companies in the National Grid System

D-3  Dividend History of NEES and its Subsidiaries

F-1.1 Opinion of counsel

F-1.2 Past-tense opinion of counsel (to be filed by amendment)

H-1 Annual Report of National Grid dated March 31, 1998 (incorporated by reference to Exhibit H-1 of the Merger U-1)

H-2 Annual Report on Form 10-K of NEES for the year ended December 31, 1998 (filed with the Commission on March 31, 1999 (File No. 1-3446) and incorporated by reference herein)

I-1  Proposed Form of Notice

K-1 Response to the Comments of Russell G. Gilmore (filed with the Commission on November 30, 1999 in File No. 70-9473 and incorporated herein by reference)

Financial Statements

FS-1 National Grid  Unaudited  Pro Forma  Condensed  Consolidated  Balance Sheet
     (Confidential Treatment Requested)

FS-2 National  Grid  Unaudited  Pro Forma  Condensed  Consolidated  Statement of
     Income (Confidential Treatment Requested)

FS-3 Notes to Unaudited Pro Forma Condensed  Consolidated  Financial  Statements
     (Confidential Treatment Requested)

FS-4 National  Grid  Consolidated   Balance  Sheet  as  of  September  30,  1998
     (incorporated by reference to Exhibit FS-4 to the Merger U-1)

FS-5 National  Grid  Consolidated  Statement of Income as of September  30, 1998
     (incorporated by reference to Exhibit FS-5 to the Merger U-1)

FS-6 NEES Consolidated Balance Sheet as of December 31, 1998 (see NEES Form 10-K for the year ended December 30, 1998 (Exhibit H-2 hereto))

FS-7 NEES Consolidated  Statement of Income for the twelve months ended December
     31, 1998 (see NEES Form 10-K for the year ended December 31, 1998 (Exhibit H-2 hereto))

FS-8 National Grid Financial  Projections for the Years 1999-2004  (Confidential
     Treatment Requested)

FS-9 Notes to National  Grid's  Financial  Projections  for the Years  1999-2004
     (Confidential Treatment Requested)

FS-10 Pro Forma Capitalization Tables (Confidential Treatment Requested)

ITEM 7  STATEMENT AS TO ENVIRONMENTAL EFFECTS

     None of the matters that are the subject of this Application involves a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Application will not result in changes in the operation of the company that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Pre-Effective Amendment No. 7 to the Application-Declaration, File No. 70-9519, to be signed on their behalf by the undersigned thereunto duly authorized.

     The signature of the Applicants and of the persons on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

Date:  February 15, 2000
                                    /s/ Jonathan M. G. Carlton
                                    Jonathan M. G. Carlton
                                    Business Development Manager -- Regulation
                                    The National Grid Group plc

                                    /s/ Kirk Ramsauer

                                    Kirk Ramsauer

                                    Deputy General Counsel
                                    New England Electric System*





*The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.